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                                                                    EXHIBIT 99.4


                             PARTICIPATION AGREEMENT


     This Participation Agreement ("AGREEMENT"), dated this 8th day of June, 2000, is between the Southern Ute Indian Tribe doing business as Red Willow Production Company ("SUIT"), the address of which is P.O. Box 737, Ignacio, Colorado 81137, and Contango Oil & Gas Company, a Nevada corporation ("CONTANGO"), the address of which is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

                                    RECITALS:

     A. Contango currently holds the right to participate in oil and gas exploration and development prospects ("PROSPECTS") and acquisitions of proved oil and gas reserves ("PROVED PROPERTIES") through its Agreement (the "JEX AGREEMENT") dated effective as of September 1, 1999 with Juneau Exploration Company, L.L.C ("JEX").

     B. Contango expects to obtain additional opportunities to participate in Prospects and acquire Proved Properties during the term of this Agreement. These opportunities may be obtained through (i) a transaction wherein the Offeror extends Contango a one-time opportunity to participate in a particular Prospect or group of Prospects or to acquire a particular group of Proved Properties (such one-time opportunities are referred to hereinafter as "SINGLE ACQUISITIONS") or (ii) an agreement whereby the Offeror extends Contango the continuing opportunity to participate in various Single Acquisitions as they are presented over the term of such agreement (such agreements offering multiple opportunities for Single Acquisitions are referred to herein as "ACQUISITION AGREEMENTS").

     C. SUIT wants the right, but not the obligation, to acquire an undivided interest in the Prospects and Proved Properties that Contango acquires, on a case by case basis as they are offered to Contango, and Contango is willing to grant such right to SUIT, pursuant to the terms hereof.

     D. Concurrently with the execution of this Agreement, pursuant to a separate agreement, SUIT is acquiring common stock of Contango and options to acquire common stock of Contango.

     NOW THEREFORE, for and in consideration of the terms of this Agreement, the adequacy of which is hereby acknowledged, the parties agree as follows:

                                 I. DEFINITIONS

     "ACQUIRING PARTY" has the meaning ascribed in Section 12.1(b) of this Agreement.

     "ACQUISITION AGREEMENTS" has the meaning ascribed in the Recitals of this Agreement.

     "ACQUISITION COSTS" means the costs which must be paid by Contango in order to be entitled to participate in, and to participate in, any Single Acquisition, including but not limited to leasehold


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acquisition costs, geological and geophysical costs, land and legal costs, title examination costs, drilling costs, completion costs, and reworking costs.

     "AFFILIATE" means, with respect to any party, any of its officers and any entity that, at such time, is, directly or indirectly through one or more intermediaries, Controlled by such party or any of its officers.

     "AREA OF INTEREST" has the meaning ascribed in Section 12.1(b) of this Agreement.

     "CLAIMS" has the meaning ascribed in Section 8.1.2 of this Agreement.

     "CONDITIONAL ELECTION" has the meaning ascribed in Section 4.1 of this Agreement.

     "CONTROL" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or other equity interests, by contract or otherwise.

     "DAMAGES" has the meaning ascribed in Section 8.1.2 of this Agreement.

     "ENCUMBRANCE" means a mortgage, deed of trust, security interest, pledge, lien, net profits interest, royalty or overriding royalty interest, other payments out of production, or other burdens of any nature, whether similar or dissimilar to the foregoing.

     "INITIAL ACQUISITION COSTS" means Acquisition Costs which must be paid by Contango at the initial closing of the applicable Single Acquisition between Contango and the Offeror.

     "JEX" has the meaning ascribed in the Recitals of this Agreement.

     "JEX AGREEMENT" has the meaning ascribed in the Recitals of this Agreement.

     "LAW" has the meaning ascribed in Section 8.1.6 of this Agreement.

     "NOTICES" has the meaning ascribed in Section 14.1 of this Agreement.

     "NOTIFIED ENTITY" has the meaning ascribed in Section 13.2 of this Agreement.

     "NOTIFIED PARTY" has the meaning ascribed in Section 12.2 of this Agreement.

     "OFFEROR" means an individual or entity that offers Contango the opportunity to participate in the acquisition of Single Acquisitions, either one at the time or through Acquisition Agreements.

     "OFFERED INTEREST" has the meaning ascribed in Section 13.2 of this Agreement.


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     "OPERATING AGREEMENTS" has the meaning ascribed in Section 5.2 of this
Agreement.

     "PAYMENT DEADLINE" has the meaning ascribed in Section 4.2 of this Agreement.

     "POST-ACQUISITION ELECTION PROSPECTS" has the meaning ascribed in Section
4.3 of this Agreement.

     "PROVED PROPERTIES" has the meaning ascribed in the Recitals of this Agreement.

     "SINGLE ACQUISITIONS" has the meaning ascribed in the Recitals of this Agreement.

     "SUBJECT PROPERTIES" has the meaning ascribed in Section 12.1(b) of this Agreement.

     "SUBSEQUENT ACQUISITION COSTS" means all Acquisition Costs other than Initial Acquisition Costs.

     "SURPLUS INTEREST" has the meaning ascribed in Section 2.3 of this Agreement.

     "TRANSFER" means, when used as a verb, to sell, grant, assign, or otherwise convey, or dispose of or commit to do any of the foregoing; and when used as a noun, means such a sale, grant, assignment, or other conveyance or disposition, or such an arrangement. For purposes of this Agreement, however, a Transfer shall not include any Encumbrance for the purpose of obtaining corporate or project financing (including without limitation, project financing through volumetric production payments).

     "TRANSFERRING ENTITY" has the meaning ascribed in Section 13.2 of this Agreement.

     "TRIBAL COUNCIL" has the meaning ascribed in Section 8.4.1 of this Agreement.

     "VARIABLE INTEREST ACQUISITION" has the meaning ascribed in Section 2.3 of this Agreement.

                       II. GRANT OF RIGHT TO PARTICIPATE

     2.1 SUIT'S PARTICIPATION IN PROSPECTS AND PROVED PROPERTIES. Subject to the further terms and conditions hereof, Contango hereby grants SUIT the right, but not the obligation, by paying a proportionate part of the applicable Acquisition Costs thereof, to acquire an undivided eighteen and 75/100ths percent (18.75%) of the interest acquired by Contango in and to any and all Single Acquisitions in which Contango acquires an interest and which are located within the United States, including its Outer Continental Shelf, during the term of this Agreement.

     2.2 SUIT'S PARTICIPATION THROUGH ACQUISITION AGREEMENTS. Single Acquisitions may be presented to Contango as one-time opportunities from Offeror or may be presented to Contango as recurring opportunities to participate in Prospects or Proved Properties as they are presented by


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the Offeror. In those cases where Contango receives an opportunity to participate in a Single Acquisition through its rights under an Acquisition Agreement, if SUIT desires to participate in such Single Acquisition, SUIT will be required to participate, as to its undivided interest in such Single Acquisition on the same basis and subject to the same terms and conditions as does Contango under the terms of the applicable Acquisition Agreement.

     2.3 VARIABLE INTEREST ACQUISITIONS. If, under the terms of any Acquisition Agreement, Contango has the right to vary its percentage of participation in any Single Acquisition (a "VARIABLE INTEREST ACQUISITION"), Contango shall not be obligated to acquire the maximum percentage of interest which it is entitled to acquire under such Acquisition Agreement. However, if Contango elects to acquire less than the maximum percentage of interest of any Single Acquisition to which it is entitled, then in addition to the 18.75% of such percentage interest that SUIT acquires under Section 2.1 above, Contango hereby grants SUIT the right, but not the obligation, to acquire any or all of the balance of the maximum percentage of interest that Contango has elected not to acquire in such Single Acquisition (the "SURPLUS INTEREST").

     2.4 ACQUISITIONS FOR NON-CASH CONSIDERATION. If the terms of any Single Acquisition provide that all or any part of the consideration to be paid by Contango is to be paid with any class of Contango stock, SUIT will be permitted to participate in such Single Acquisition, so long as SUIT reimburses Contango for the value of the Contango stock that Contango will provide the Offeror in the Single Acquisition on SUIT's behalf. For purposes of such reimbursement, the Contango stock will be valued at an amount equal to eighteen and 75/100ths percent (18.75%) of the risk-adjusted net present value of the applicable Single Acquisition as such risk-adjusted net present value has been presented to and approved by Contango's Board of Directors. This Agreement shall not entitle SUIT to participate in any Prospects or Proved Properties obtained by Contango by means of (i) any acquisition of equity interests in entities owning Prospects, Proved Properties or Acquisition Agreements or rights to acquire Prospects, Proved Prospects or Acquisition Agreements, (ii) any merger or (iii) any business combination.

     2.5 DECLINED ACQUISITIONS. SUIT shall not have the right to participate in any Single Acquisition unless Contango participates in such Single Acquisition. Contango shall be entitled to decline participation in any Single Acquisition without obligation of any kind to SUIT.

     2.6 NO ADDITIONAL ENCUMBRANCES. Each acquisition by SUIT of an undivided interest in Prospects and Proved Properties will be subject to the same Encumbrances which burden such Prospects and Proved Properties when they are acquired by Contango, but Contango shall not add, or allow to be added, any further Encumbrances to such Prospects and Properties to SUIT's undivided interest therein.


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                   III. NOTICES OF ACQUISITION OPPORTUNITIES

     3.1 NOTICE OF ACQUISITION OPPORTUNITIES. Contango shall follow the following procedures in notifying SUIT in advance of potential acquisitions and participation opportunities:

          3.1.1 NOTICE OF POTENTIAL ACQUISITION AGREEMENTS. Contango shall keep SUIT informed on a current basis as to any potential or pending Acquisition Agreements, such that SUIT will have as much advance notice as possible so as to enable it to begin considering whether it may be interested in acquiring Single Acquisitions that may become available thereunder.

          3.1.2 NOTICE FOLLOWING EXECUTION OF NEW ACQUISITION AGREEMENT. Immediately after Contango enters into an Acquisition Agreement it shall provide SUIT with a copy of such Acquisition Agreement so that SUIT may have the opportunity to plan its participation in Single Acquisitions which might be offered to Contango thereunder.

     3.2 NOTICE OF SINGLE ACQUISITION OPPORTUNITIES. If Contango receives an offer of a Single Acquisition which Contango considers to be of potential interest, Contango shall:

          3.2.1 Immediately after determining that the proposed Single Acquisition is of interest, contact SUIT by telephone and provide SUIT with an oral summary of the information regarding such Single Acquisition that Contango has received as of that time and, if the applicable Single Acquisition is a Variable Interest Acquisition, whether SUIT may have the opportunity to acquire any Surplus Interest.

          3.2.2 Immediately following receipt thereof by Contango, send to SUIT, by facsimile, a complete copy of any proposed acquisition agreement or written notice, including all attachments, which Contango may have received in connection with such potential Single Acquisition.

          3.2.3 Immediately following receipt thereof by Contango, send to SUIT, by facsimile or overnight courier, any written materials furnished to Contango by the Offeror (i) describing the oil and gas properties that are the subject of the potential Single Acquisition, (ii) setting out the financial terms of the potential Single Acquisition, and/or (iii) estimating the future net revenues that may be produced from the properties.

          3.2.4 As soon as such arrangements have been made with the Offeror, arrange for SUIT to participate with Contango in any review which Contango does of the Offeror's land, legal, title, production history, and subsurface and geophysical data and interpretations that are made available to Contango, subject, of course, to any confidentiality limitations imposed by the Offeror or its licensors.


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          3.2.5 If Contango prepares, or has its consultants prepare, any forecasts of the potential net revenues of wells then existing or expected to be drilled on the applicable Single Acquisition, immediately following their preparation, furnish a copy of such forecasts to SUIT.

          3.2.6 If Contango prepares, or has its consultants prepare, any title opinion or landman's runsheet or title report or conduct any title curative on any of the oil and gas leases comprising the Single Acquisition, immediately following their preparation, furnish a copy of such materials to SUIT.

          3.2.7 As soon as possible, but in any case prior to the applicable election deadline, furnish SUIT with a General Information and Election Form in the form of that attached as EXHIBIT A hereto, which shall (i) identify the lands and leases comprising the Single Acquisition, (ii) generally describe the nature of the Single Acquisition, (iii) explain who holds record title to the applicable oil and gas interests and, if title will not be conveyed to Contango and SUIT at the closing of such acquisition, who will hold title meanwhile and describe the contractual arrangements established to convey title to Contango and SUIT, (iv) set out the percentages of participation interest available to Contango and SUIT and provide a ballot for SUIT to elect whether to participate for its 18.75% interest and, if applicable, its Surplus Interest.

                           IV. ELECTIONS AND PAYMENTS

     4.1 SUIT'S ELECTION TO PARTICIPATE IN A SINGLE ACQUISITION. At least six
(6) hours prior to the time by which Contango must elect whether it will participate in any given Single Acquisition, SUIT shall advise Contango whether it will participate for its 18.75% interest in such Single Acquisition (and, if applicable, whether it will acquire any Surplus Interest) by completing and signing the General Information and Election Form and returning it to Contango by facsimile. A failure of SUIT to respond by said time will constitute an election not to participate in such Single Acquisition. If SUIT desires to participate in a given Single Acquisition, but has remaining unresolved concerns regarding such Acquisition at the time of the required election, SUIT shall sign and return the applicable General Information and Election Form and append a rider thereto (i) stating that its election to participate in such Single Acquisition is subject to its satisfaction with the resolution of certain specific concerns and (ii) describing such specific concerns with particularity (a "CONDITIONAL ELECTION").

     4.2 SUIT'S PAYMENT OF ITS SHARE OF INITIAL ACQUISITION COSTS. Unless SUIT has given a Conditional Election for any given Single Acquisition, then following an election by SUIT to participate, SUIT shall pay Contango for SUIT's proportionate share of the Initial Acquisition Costs of such Single Acquisition at or before the closing of such Single Acquisition between Contango and the Offeror. If SUIT, has given a Conditional Election for any given Single Acquisition, SUIT may defer its absolute election to participate in, and its payment of Initial Acquisition Costs with respect to, such Single Acquisition, until the first to occur of: (i) three (3) business days prior to the spudding


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of the first well to be drilled, or the re-entry of the first well to be re-entered, on the applicable Single Acquisition, or (ii) twenty (20) days following the closing of the Single Acquisition (the "PAYMENT DEADLINE"). The failure by SUIT to pay its share of the Initial Acquisition Costs, and any Subsequent Acquisition Costs paid in the meanwhile by Contango for such Single Acquisition, by the Payment Deadline shall constitute an election of SUIT not to participate in such Single Acquisition and SUIT shall have no further right to participate therein notwithstanding its Conditional Election. If (i) there were no Initial Acquisition Costs for the applicable Single Acquisition or (ii) SUIT pays its share of the Initial Acquisition Costs, and any Subsequent Acquisition Costs paid meanwhile by Contango, for such Single Acquisition by the Payment Deadline, then, upon the Payment Deadline (or, if earlier, the date SUIT makes such payment), SUIT's election to participate in such Single Acquisition will become absolute and the concerns which gave rise to the Conditional Election will be deemed to have been waived. Notwithstanding anything to the contrary contained herein, SUIT will not be required to pay its share of any Acquisition Costs before Contango must pay them under the applicable agreements.

     4.3 SUIT'S PARTICIPATION IN MULTIPLE ELECTION PROSPECTS. In Single Acquisitions where all of the elections regarding participation (other than those made under Operating Agreements) are not made at the closing of the Single Acquisition ("POST-ACQUISITION ELECTION PROSPECTS"), it is anticipated that the Offeror will require that Contango and SUIT make the same election with respect to their aggregate interest in the applicable Single Acquisition. Therefore the following procedures will apply to Post-Acquisition Election Prospects:

          4.3.1 Immediately after Contango receives any notice or other document of any nature from the Offeror or anyone else of material consequence to any Post-Closing Election Prospect, Contango shall send a copy of such notice or document to SUIT by facsimile or by recognized overnight courier for delivery on the morning of the next business day.

          4.3.2 If the agreements governing any Post-Acquisition Election Prospect do not allow Contango and SUIT to make separate post-acquisitions decisions regarding participation and/or payment with respect to their respective percentages of interest in the applicable Single Acquisition, then Contango and SUIT will jointly consider each election and payment decision that is required to be made following the closing of the Single Acquisition and, if both parties make the same decision regarding such election, then Contango shall implement the joint decision by making the appropriate election or payment to the Offeror and SUIT will reimburse Contango for its proportionate share of the Acquisition Costs associated with such election before they are due from Contango to the Offeror. If, however, both parties cannot agree on whether or not to participate in the applicable operation or make the applicable payment, then the party choosing to participate in the proposed operation shall be entitled to do so on its own account. If SUIT is the party making the affirmative election to participate in the applicable operation or pay the applicable payment, then Contango shall thereafter act on behalf of SUIT to administer SUIT's participation in the applicable Single Acquisition from that point forward. Unless the parties mutually agree to the contrary, the party choosing not to participate or to make


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     such payment shall bear the same economic consequences, as among Contango and SUIT, that non-consenting parties bear under the applicable participation agreements and Operating Agreements when they fail to participate in the same operation or make the same payment. For example, if the applicable Operating Agreement provides that non-consenting parties to a reworking operation bear a non-consent penalty of 400% when they fail to elect to consent to such reworking operation and SUIT desires not to participate in such reworking operation and Contango desires to participate in such reworking operation (but Contango and SUIT do not have the right to make separate elections under such Operating Agreement), then Contango will be entitled to pay all of the costs attributable to the interests of both Contango and SUIT and will be entitled to receive all of the revenues attributable to the interests of both Contango and SUIT until Contango has recovered, from the revenues which have otherwise been attributable to the interest of SUIT, the economic equivalent of a 400% non-consent penalty against SUIT.

          4.3.3 If the agreements governing any Post-Acquisition Election Prospect allow Contango and SUIT to make separate post-acquisition decisions regarding participation and/or payment with respect to their respective percentages of interest in the applicable Single Acquisition, then Contango and SUIT shall be entitled to make such decisions separately and, if permitted give notice of such separate decisions, directly to the Offeror.

     4.4 LOSS OF RIGHTS UNDER ACQUISITION AGREEMENTS. With respect to any Prospect that is jointly-owned by Contango and SUIT, if Contango elects to discontinue development of such Prospect and SUIT desires to continue development of such Prospect, Contango shall use reasonable commercial efforts to enable SUIT to proceed with development of such Prospect for its own account.

                V. ASSIGNMENTS OF TITLE AND OPERATING AGREEMENTS

     5.1 ASSIGNMENTS OF TITLE. If it is permitted under the terms of the applicable agreements with the Offeror or Offeror is otherwise willing to do so, Contango will instruct the Offeror to assign SUIT's percentage of interest in any oil and gas interests acquired or earned within any Single Acquisition directly to SUIT at the same time the Offeror assigns Contango its percentage of such interests. If it is not permitted under the terms of the applicable agreements with the Offeror and the Offeror is not otherwise willing to make such partial assignment directly to SUIT, Contango will assign SUIT its percentage interest in the applicable oil and gas interests for such Single Acquisition, immediately upon receipt of the assignment from the Offeror, by assignment containing a warranty of title by, through and under Contango, but not otherwise.

     5.2 OPERATING AGREEMENTS. It is expected that all oil and gas interests which are acquired pursuant to Single Acquisitions will already be subject to, or in the course of business will be made subject to, joint operating agreements ("OPERATING AGREEMENTS") between the working interest owners. It is expected that, in many instances, the terms of the Operating Agreement for any given Single Acquisition will already be set at the time Contango is offered the opportunity to


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participate in such Single Acquisition. However, in those instances where the
Operating Agreement applicable to a given Single Acquisition being jointly acquired by Contango and SUIT is to be the subject of negotiation between Contango and the Offeror, Contango shall consult with SUIT before entering into such Operating Agreement. Contango will use reasonable commercial efforts to cause Contango and SUIT to become direct parties to each of the Operating Agreements governing any oil and gas properties acquired by Contango and SUIT under this Agreement, such that Contango and SUIT are entitled to separately exercise their rights and separately perform their obligations with respect to the applicable oil and gas properties.

                  VI. POST-CLOSING GOVERNANCE OF ACQUISITIONS

     6.1 PARTICIPATION IN OPERATIONS AFTER OPERATING AGREEMENT GOVERNS. From and after the point in the progress of activity in any Single Acquisition, and to the extent, that the rights and duties of Contango and the Offeror are governed by the terms of an Operating Agreement, the rights and duties of Contango and SUIT shall also be governed by such Operating Agreement. To the extent that the terms of any such Operating Agreement conflict with the terms of this Agreement, then as among Contango and SUIT, this Agreement shall control.

                               VII. JEX AGREEMENT

     7.1 JEX AGREEMENT. A complete copy of the JEX Agreement is attached hereto as EXHIBIT B. The JEX Agreement is, as of the date of this Agreement, the only Acquisition Agreement in effect. Except as provided to the contrary in this
Article VII, all of the terms of this Agreement shall apply to the JEX Agreement as if the JEX Agreement had been executed after the execution of this Agreement and thus become an Acquisition Agreement in the ordinary course of affairs.

     7.2 SINGLE ACQUISITIONS PREVIOUSLY PRESENTED BY JEX. JEX has, prior to the date of this Agreement, presented Contango with the opportunity to participate in the following Single Acquisitions: (i) Eugene Island Block 28, (ii) Brazos Block 436, (iii) Sotexas Ranch Phase I and (iv) Goliad. Contango has elected to participate for 95% of JEX's interest in each of such Single Acquisitions. Pursuant to a General Information and Election Form attached hereto as EXHIBIT C, which is being executed contemporaneously with this Agreement, SUIT is electing to participate in 18.75% of Contango's 95% of JEX's interest in the Sotexas Ranch Phase I Single Acquisition. Simultaneously with the execution of this Agreement, SUIT shall reimburse Contango for its proportionate share of all Initial Acquisition Costs for the Sotexas Ranch Phase I Single Acquisition and all other Acquisition Costs incurred by Contango since the closing of such Single Acquisition, all in accordance with the settlement statement attached hereto as EXHIBIT D. SUIT shall have fifteen (15) days from the date of this Agreement to elect whether it will participate in the Eugene Island Block 28 Single Acquisition. SUIT is presently considering whether it will participate in the Brazos 436 and Goliad Single Acquisitions. SUIT will be required to give Contango its absolute election to participate and its payment of its share of all applicable Initial Acquisition Costs, and any Subsequent Acquisition Costs paid by Contango meanwhile, for each of the Brazos 436 and Goliad Single Acquisitions at least three (3) days prior to the spud dates of the first well on each such Single


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Acquisition. Contango will provide SUIT with a General Information and Election
Form for the Brazos 436 and the Goliad Single Acquisitions within a reasonable time after the execution of this Agreement. Except as indicated otherwise in this Section 7.2, each of the Single Acquisitions mentioned in this Section 7.2 will hereafter be handled as nearly as possible in the manner any other Single Acquisition would be handled under this Agreement.

     7.3 SUBSEQUENTLY PRESENTED SINGLE ACQUISITIONS. After the execution of this Agreement, Contango shall offer SUIT the opportunity to acquire further Single Acquisitions as such opportunities are presented by JEX. SUIT may elect to participate or not participate for its 18.75% interest and Surplus Interest in each such Single Acquisition as they are presented by JEX.

     7.4 REDUCTIONS IN COSTS. If at any time the amount Contango is obligated to pay to acquire an interest in a Single Acquisition is subsequently rebated under the terms of the JEX Agreement, Contango shall promptly: (A) inform SUIT, and
(B) rebate to SUIT a proportionate share of such reduction upon receipt thereof.

     7.5 NO RIGHTS OR OBLIGATIONS UNDER CERTAIN SECTIONS OF THE JEX AGREEMENT. SUIT shall have no rights or obligations under Section 1.8 of the JEX Agreement. SUIT shall have no rights to participate in, nor obligations in respect of, any arrangement which has already arisen in favor of Contango under Section 1.9 of the JEX Agreement.

     7.6 REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS. All of the representations, warranties and additional covenants made, or to be made by either Contango or SUIT to the other of them under Article VIII hereof are hereby made by each of Contango and SUIT to the other in respect of the JEX Agreement and the Sotexas Ranch Phase I Single Acquisition. Except as disclosed on SCHEDULE 7.6, Contango warrants and represents that neither it nor any of its Affiliates are parties to any agreement with JEX or with any of JEX's Affiliates (other than the JEX Agreement) which relates to the acquisition of oil and gas properties and no such agreements are pending. If, during the term of this Agreement, Contango or any of its Affiliates become parties to any agreement with JEX or any of JEX's Affiliates which relates to the acquisition of oil and gas properties, it shall promptly notify SUIT and give SUIT the opportunity to acquire 18.75% of the interest that Contango or any of Contango's Affiliates has under said agreement.

     7.7 DISCOVERY WELLS. Sections 2.5 and 2.6 of the JEX Agreement shall not apply to SUIT and, in lieu thereof, if and when a "successful well" (as defined in Section 2.5 of the JEX Agreement) is drilled and completed, such that Contango is required to grant JEX the options required by said Section 2.5, then as to each such successful well in which SUIT participated through completion, then SUIT shall pay Contango Twelve Thousand Five Hundred Dollars ($12,500) within thirty (30) days after Contango grants JEX such options; provided, however, that, if subsequent to the grant of such options, Contango and JEX agree that said well should not have been designated a successful well, then the $12,500 shall be refunded to SUIT within thirty (30) days thereafter.

     7.8 ALLOCATION OF DEAD-END G&G COSTS.


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          (a) Regarding Section 1.5 of the JEX Agreement, as between Contango and SUIT, their relative share of Dead-End G&G Costs attributable to any given year shall equal $200,000 multiplied by a fraction, with the denominator being the total amount of Dead-End G&G Costs attributable to such year, with the numerator being the portion of the total amount of such Dead-End G&G Costs paid by such party.

          (b) With respect to any and all Dead-End G&G Costs paid by SUIT, Contango shall, within ten days after its receives from JEX a refund of excess Dead-End G&G Costs paid under the JEX Agreement, refund to SUIT its pro rata share of any such refund of Dead-End G&G Costs from JEX.

                VIII. WARRANTIES, REPRESENTATIONS AND COVENANTS

     8.1 WARRANTIES, REPRESENTATIONS, AND COVENANTS. Each party, as to itself only, warrants, represents, and covenants to the other party that:

          8.1.1 There are no pending Claims to which it is a party that affect the execution and delivery of this Agreement or the transactions contemplated hereby, and it shall promptly notify the other party of any such Claims as to which it receives either notice or a written threat of assertion.

          8.1.2 It shall protect, defend, indemnify, and hold harmless the other party and its employees, agents, successors and assigns, from and with respect to any and all rights, claims, demands, causes of action, and legal, administrative, or arbitration proceedings, of any and every nature (collectively, "CLAIMS"), and injuries, deaths, damages, and obligations of any and every nature resulting from or that gave rise to any Claim, including liabilities, losses, costs, penalties, expenses, judgments, fines, settlements, interest, reasonable attorney's fees, and other related expenses of any nature (collectively, "Damages"), to the extent such Claims and Damages result from a breach of its warranties, representations, or covenants; provided however, that Damages shall not include consequential, special, incidental, or punitive damages.

          8.1.3 It has full power to enter into and perform its obligations under this Agreement; the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action that remains in full force and effect and binding upon it, and has not been revoked or modified; and this Agreement has been duly executed and delivered.

          8.1.4 This Agreement will, when executed, delivered, and accepted, constitute its legal, valid and binding obligation, enforceable in accordance with their terms, except as limited by bankruptcy or other laws applicable generally to creditor's rights and as limited by general equitable principles.


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


          8.1.5 Neither its execution and delivery of this Agreement, nor its consummation of the transactions contemplated hereby, nor its compliance with the terms hereof, will violate or result in any default under its organizational documents, or under any agreement or other instrument to which it is a party or by which it is bound, or violate any federal, state, or local law (including statutory and case law), rule, regulation, ordinance, permit, license, order, judgment, injunction, writ, or decree of any nature (collectively "LAW") applicable to it.

     8.2 CONTANGO'S WARRANTIES, REPRESENTATIONS, AND COVENANTS. Contango warrants, represents, and covenants that:

          8.2.1 It is a corporation duly organized, legally existing and in good standing under the laws of the state of its incorporation, as first set out above.

          8.2.2 It is (or will be at the relevant time) qualified to do business and is (or will be at the relevant time) in good standing in each state in which the any properties subject hereto are located where the laws of such state require a corporation owning such properties located in such state to qualify to do business.

          8.2.3 Contango shall timely and fully perform all its material obligations under all Acquisition Agreements and all other agreements to which it is a party and through which it has acquired or has the right to acquire any jointly-owned Prospect or Proved Property, and shall use reasonable commercial efforts to enforce all its rights and all of the other party's obligations under such agreements. Without SUIT's consent, Contango shall not agree to any amendment of any such agreement or waive any of its rights or any of the Offeror's obligations under any such agreement; provided, however, that the foregoing -------- ------- restrictions shall not apply to an amendment or waiver that: (A) only affects Single Acquisitions as to which SUIT had declined the right to acquire an interest hereunder, or (B) will not diminish SUIT's rights or increase SUIT's obligations relative to the rights and obligations of Contango. Except as provided to the contrary in Sections 4.3.2 and 4.4, nothing in this Agreement is intended to mean that Contango must pursue development of Prospects or Proved Properties which it believes are no longer economically viable.

          8.2.4 Except as may have been disclosed in writing to SUIT by Contango to the contrary, at the time Contango presents SUIT with any Acquisition Agreement (other than the JEX Agreement), it will be deemed to have warranted and represented to SUIT that neither it nor any of its Affiliates (hereinafter defined) are parties to any agreement with the Offeror or with any of the Offeror's Affiliates which relates to the acquisition of oil and gas properties and no such agreements are pending. If, during the term of this Agreement, Contango or any of its Affiliates become parties to any agreement with the Offeror or any of the Offeror's Affiliates which relates to the acquisition of oil and gas properties, it shall promptly notify SUIT and give SUIT the opportunity to acquire 18.75% of the interest


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


     Contango's Affiliate has under said agreement. At such time as the President or any Vice President of Contango knows that any director or five percent (5%) or greater shareholder of Contango is competing with Contango within any Area of Interest, Contango shall notify SUIT of such competition.

          8.2.5 It is Contango's expectation that Acquisition Properties will be operated by third parties that are not Affiliates of Contango. If any such operator should resign or be removed, Contango shall consult with SUIT and in good faith consider SUIT's recommendations as to a successor operator, including any desire by SUIT to become successor operator, but SUIT and Contango anticipate that a successor operator will be a third party.

          8.2.6 At the time Contango presents SUIT with any Acquisition Agreement, it shall be deemed to have warranted and represented to SUIT that, to the best of its knowledge, information, and belief: (i) the Acquisition Agreement has not been amended except to the extent such amendments have been provided to SUIT, (ii) except as disclosed to SUIT in writing, no material rights or obligations under it have been waived, and
     (iii) it constitutes Contango's and the Offeror's entire agreement and understanding relating to its subject matter.

     8.3 DISCLAIMER OF CERTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS. CONTANGO HEREBY EXPRESSLY DISCLAIMS ALL REPRESENTATIONS, WARRANTIES AND COVENANTS AS TO THE ACCURACY AND COMPLETENESS OF (i) ANY ANALYSIS, REPORT, RESERVE PROJECTION, FINANCIAL PROJECTION, OPINION OR OTHER SIMILAR INFORMATION OBTAINED BY CONTANGO FROM ANY THIRD PERSON AND DELIVERED TO SUIT AND (ii) ANY TITLE ANALYSIS, RESERVE PROJECTION OR FINANCIAL PROJECTION PREPARED BY CONTANGO OR ITS AGENTS AND MADE AVAILABLE TO SUIT.

     8.4 SUIT'S WARRANTIES, REPRESENTATIONS, AND ADDITIONAL COVENANTS. SUIT warrants, represents, and covenants that:

          8.4.1 It is a federally recognized Indian tribe organized under the Indian Reorganization Act of 1934; authority is vested in its Tribal Council ("TRIBAL COUNCIL") by the Constitution adopted and approved on November 4, 1936, and amended October 1, 1975, to act for it; and pursuant to 25 USC Section 476 and Tribal constitutional authority, Article VII, and subject to the approval of this Agreement by the Tribal Council which has already been obtained, possesses the authority to execute, deliver and perform this Agreement.

          8.4.2 It understands its investments under this Agreement will not be registered under the Securities Act of 1933, as amended, or any Blue Sky Laws in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, Regulation D and certain exemptions afforded by Blue Sky Laws. SUIT represents


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


     and warrants that it is an "ACCREDITED INVESTOR" (as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended) and is sophisticated and experienced in the exploration, production, and sale of oil and gas properties and related assets and is acquiring its rights under this Agreement for its own account and with no present intention of transfer or resale.

                               IX. NO PARTNERSHIP

     9.1 NO PARTNERSHIP. Nothing herein shall be deemed to: (a) constitute either party the partner, venturer, agent, or legal representative of the other, or (b) create any fiduciary relationship between the parties. The parties do not intend to create, and this Agreement shall not be construed to create, any mining, commercial or other partnership or joint venture. Neither party, nor any of its directors, officers, employees, agents, attorneys, or Affiliates, shall act for or assume any obligation or responsibility on behalf of the other party, unless and as otherwise expressly provided herein. Each party's rights, duties, obligations and liabilities shall be several and not joint or collective. Each party shall be responsible only for its obligations hereunder and shall be liable only for its share of the costs and expenses as provided herein.

               X. TENANTS IN COMMON; WAIVER OF RIGHT TO PARTITION

     10.1 TENANTS IN COMMON; WAIVER OF RIGHTS TO PARTITION. The parties' ownership of any Prospects and Proved Properties shall be as tenants in common, subject to the applicable agreements including the application Operating Agreement. The parties hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of such Prospects and Proved Properties, including any such rights provided by Law.

                        XI. OTHER BUSINESS OPPORTUNITIES

     11.1 OTHER BUSINESS OPPORTUNITIES. Except as expressly provided herein: (a) each party shall have the right to independently engage in and receive full benefits from business activities, whether or not competitive with transactions that are the subject hereof, without consulting the other, and (b) the doctrines of corporate opportunity or business opportunity shall not be applied to any other activity or operation of either party.

                             XII. AREA OF INTEREST

     12.1 AREA OF INTEREST.

          (a) If this Article conflicts geographically with any Acquisition Agreement, Operating Agreement or other such agreement to which Contango is bound, then the provisions of such other agreement shall control as among the parties to the extent of the geographic area of such conflict.

          (b) There shall be an area of interest ("AREA OF INTEREST") covering all lands covered by any Prospect or any Proved Property in which SUIT has acquired, or still has the right to acquire, an interest hereunder, and any lands within one (1) mile of the exterior boundaries thereof, but only to the extent of oil and gas exploration, production and gathering properties or properties whose acquisition could be of benefit to oil or gas operations on such Prospects or Proved Properties (collectively, the "SUBJECT PROPERTIES"). Any interest or right to acquire any interest in Subject Properties within the Area of Interest either acquired or proposed to be acquired during the term of this Agreement by or on behalf of either party ("ACQUIRING PARTY") or of any of its Affiliates shall be subject to this Agreement.

     12.2 NOTICE OF ACQUISITION. (a) Within five (5) days after the acquisition or proposed acquisition, as applicable, of any interest or right to acquire any interest in Subject Properties wholly or partially within the Area of Interest, the Acquiring Party shall notify the other party ("NOTIFIED PARTY") of such acquisition by it or by its Affiliate; provided further, if the acquisition of any interest or right to acquire any interest pertains to Subject Property partially within the Area of Interest, then all such Subject Property (i.e., regardless of whether in or outside of the Area of Interest) shall be subject to this Section. The Acquiring Party's notice shall: (i) describe the acquisition (or proposed acquisition) in detail, (ii) identify the acquiring party, if such party is an Affiliate, (iii) describe the interest in the lands and minerals covered thereby, (iv) describe the cost of such acquisition (or proposed acquisition), and (v) describe why the Acquiring Party believes the acquisition (or proposed acquisition) would be worthwhile. The Acquiring Party shall also promptly make any and all information concerning the relevant interest available for inspection by the Notified Party.

     (b)(i) Within fourteen (14) days after receiving the Acquiring Party's notice, the Notified Party may notify the Acquiring Party of its election to accept a proportionate interest in the acquired interest, such that SUIT would have 18.75% of the acquired interest and Contango would have 81.25% of the acquired interest. Promptly upon such notice, the Acquiring Party shall convey (or cause its Affiliate to convey) to the Notified Party, by special warranty deed or assignment, the applicable proportionate percentage (18.75% as to SUIT, and 81.25% as to Contango) of the Acquiring Party's (or its Affiliate's) interest in such acquired property. The acquired interests shall be operated pursuant to an operating agreement on an AAPL 1989 Form prepared by Contango and approved by SUIT for such purpose. Concurrently with the delivery of the special warranty conveyance, the Notified Party shall promptly pay to the Acquiring Party its proportionate share of the Acquiring Party's actual out-of-pocket acquisition costs.

                  (ii) If the Notified Party does not give such notice of election to participate in the acquisition within the 14 day period set forth in subsection (i), it shall have no interest in the acquired property, and the acquired property shall not be subject to this Agreement.

                             XIII. PREEMPTIVE RIGHT

     13.1 OTHER PREEMPTIVE RIGHTS. If this Article conflicts with the preemptive right provision contained in any Acquisition Agreement, Operating Agreement or other applicable


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


agreement governing jointly-owned properties, the provisions of any such agreement shall control as among the parties and the following preemptive right shall not apply.

     13.2 PREEMPTIVE RIGHT. If either party ("TRANSFERRING ENTITY") intends to Transfer all or any part of its interest in any property in which the other party owns an interest hereunder, it shall promptly notify the other party ("NOTIFIED ENTITY") of such intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the contract for sale or the proposed offer pursuant to which it would be willing to sell the interest that is the subject of such notice ("OFFERED INTEREST"). The consideration for the intended transfer may only be monetary. The Notified Entity shall have fourteen (14) days from its receipt of such notice is delivered to notify the Transferring Entity whether it elects to acquire the Offered Interest at the same price and on the same terms and conditions as set forth in the notice. If it does so elect, the acquisition by the Notified Entity shall be consummated promptly after notice of such election is delivered. If the Notified Entity fails to so elect within said fourteen (14) day period, the Transferring Entity shall have sixty (60) days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those offered by the Transferring Entity to the Notified Entity in the aforementioned notice. If the Transferring Entity fails to consummate the Transfer to a third party within said 60 day period, the Notified Entity's preemptive right in such offered interest shall be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with this Section.

     13.3 TRANSFER TO WHICH PREEMPTIVE RIGHT DOES NOT APPLY. The preemptive right provisions of this Section shall not apply to any Transfer by a party of any part of its interest to an Affiliate; provided however, the Affiliate and any of its direct or remote transferees, shall be bound by this Article the same as if an original party to this Agreement; or any corporate consolidation or reorganization of Contango, by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of Contango, in which event this Section shall apply to the surviving entity in the same manner as it applied to Contango.

                                  XIV. NOTICES

     14.1 NOTICES. Except as expressly provided otherwise in this Agreement, all notices or other communications ("NOTICES") under this Agreement shall be in writing and shall be addressed to the party as set forth below. All Notices shall be given by: (i) personal delivery, (ii) facsimile, provided the transmitting device used by the party provides documentary confirmation of receipt, (iii) first class mail, postage prepaid, or (iv) a nationally recognized overnight courier service. All Notices shall be effective and shall be deemed delivered (i) if by personal delivery or by overnight courier, on the date of delivery if delivered on or before 4:30 p.m. on such day; otherwise, it shall be deemed to have been delivered on the next business day following delivery, (ii) if by electronic communication, on the day of receipt unless received after 4:30 p.m., in which event it shall be deemed to have been received on the next business day following receipt of the electronic


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


communication, and (iii) if solely by mail, on the first to occur or actual receipt. A party may change its address by Notice to the other party.

If to SUIT:

         Southern Ute Indian Tribe
         Attention:  John Jurrius
         P.O. Box 737
         116 Capote Drive
         Ignacio, Colorado  81137
         Telephone No.: (970) 563-0140
         Facsimile No.: (970) 563-0398

If to Contango:

         Contango Oil & Gas Company
         Attention: Kenneth R. Peak
         3700 Buffalo Speedway
         Suite 960
         Houston, Texas 77098
         Telephone No.: (713) 960-1901
         Facsimile No.: (713) 960-1065

                               XV. MISCELLANEOUS

     15.1 TERM. This Agreement shall terminate on the first to occur of: (i) thirty (30) days notice from SUIT, or (ii) two (2) years from the date hereof, but such termination shall not affect any Operating Agreements or other agreements to which SUIT and Contango are parties or diminish any unfulfilled obligations of the parties which are outstanding at the time of such termination.

     15.2 SURVIVAL OF PROVISIONS. The parties' respective warranties, representations, and covenants under Article I, Section 2.6 (to the extent conveyances are made after this Agreement terminates), Article IV (with respect to (i) any payment obligations thereunder which have not been fulfilled as of the time this Agreement terminates and (ii) any election and payment rights and obligations on Prospects and Proved Properties wherein the parties are not direct parties to an Operating Agreement at the time this Agreement terminates),
Article V, Article VI, Sections 7.4, 7.6, 7.7 and 7.8, and Articles VIII, IX, X, XII (for a period of two (2) years following the termination of this Agreement), XIII (for a period of two (2) years following the termination of this Agreement), XIV, and XV shall survive the termination of this Agreement.

     15.3 CHOICE OF LAW, AND VENUE. The laws of the United States shall apply in all matters concerning this Agreement. In such instances in which the laws of the United States do not provide a statutory or federal common law rule for decision, and application of other law would not conflict


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


with federal policy, the laws of the State of Texas shall apply. Venue for all disputes shall be limited to the federal courts.

     15.4 ENTIRE AGREEMENT. This Agreement contains the entire understanding and agreement between the parties, and supersedes all prior agreements and understandings, written or oral, between the parties relating to the subject matter hereof.

     15.5 AMENDMENTS. This Agreement may not be amended except by the written agreement of the parties.

     15.6 WAIVERS. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not constitute a waiver of any provision of this Agreement or limit the party's right to seek redress for any subsequent act which constitutes a violation or breach.

     15.7 FURTHER ASSURANCES. Without further consideration, each party agrees to take such further actions and execute such further documents as may be necessary or appropriate to effectuate and purpose and intent of this Agreement.

     15.8 COSTS. Except as may be expressly provided otherwise herein, each party shall bear its own costs and expenses in connection with the negotiation and performance of this Agreement.

     15.9 SECTION AND OTHER HEADINGS; AND CONSTRUCTION. The section and other headings contained in this Agreement are for reference only and have no legal significance. The use of pronouns is generic and they shall mean any gender as appropriate. The terms "include," "including," or similar terminology shall be construed as meaning without limitation as to the nature or scope of the referenced matters, whether similar or dissimilar to the referenced matters. The terms "herein" or "hereof," or similar terminology, shall be construed as referring to this Agreement rather than only the section in which such term appears. References to subsections shall refer to the section or subsection in which they appear, unless otherwise noted. This Agreement shall be deemed to have been drafted by both parties, and therefore the rule against construing ambiguities against the party drafting a contract shall be inapplicable to this Agreement.

     15.10 SEVERABILITY. If any provision of this Agreement is held to be invalid or unenforceable in whole or in part in any relevant jurisdiction, such provision, only to the extent invalid or unenforceable, shall be severable from this Agreement, and the other provisions of this Agreement (along with the provision at issue, to the extent that it would be valid and enforceable, and such provision shall be deemed to be so reformed) shall remain in full force and effect in such jurisdiction and the remaining provisions hereof shall be liberally construed to carry out the purpose and intent of this Agreement. The invalidity or unenforceability, in whole or in part, of any provision of this Agreement in any relevant jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction, nor shall the invalidity or unenforceability of any provision of this Agreement with respect to any person affect the validity or enforceability of such provision with respect to any other person.

     15.11 ATTORNEY'S FEES. If litigation is commenced between the parties, the prevailing party shall be entitled to recover from the other party all reasonable attorney fees and costs.

     15.12 NO THIRD PARTY BENEFICIARIES. This Agreement shall be construed to benefit the parties and their respective successors and assigns only, and shall not be construed to create third party beneficiary rights in any other party.

     15.13 PARTIES IN INTEREST; SUCCESSORS AND ASSIGNS. Except as expressly provided below, without the consent of the other party, neither party may Transfer any of its interest hereunder, except to an Affiliate; provided, however, the Affiliate and any of its direct or remote transferees shall remain bound by this restriction the same as if an original party hereto; that is, without the other party's consent, it may not assign an interest in this Agreement except to an Affiliate of the original party to this Agreement from which its interest derives (that is, SUIT or Contango). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Nothing herein is intended to confer upon any other person or entity any rights or remedies under or by reason of this Agreement. SUIT intends to assign an interest in this Agreement to John Jurrius, and shall have the right to do so without Contango's consent.

     15.14 TIME OF ESSENCE. Time is of the essence with respect to making elections and responding to notices hereunder.

     15.15 FACSIMILE EXECUTION AND COUNTERPARTS. This Agreement may be executed by facsimile and in any number of counterparts. Notwithstanding that this Agreement is executed in counterparts, it shall constitute a single agreement. If this Agreement is executed in counterparts, the signature pages of such counterparts may be appended to this Agreement to form a single document with all signatures.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SOUTHERN UTE INDIAN TRIBE, doing            CONTANGO OIL & GAS COMPANY
business as Red Willow Production Company


By: /s/ John E. Baker, Jr.                    By: /s/ Kenneth R. Peak
    --------------------------------              ------------------------------
    John E. Baker, Jr.                            Kenneth R. Peak
    Chairman, Southern Ute                        President
    Tribal Council



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